File No. _________________
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                                    FORM U-57
                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended
                  Orissa Power Generation Corporation ("OPGC")
                        (Name of foreign utility company)
                               THE AES CORPORATION
    (Name of filing company, if filed on behalf of a foreign utility company)
Item 1
         Foreign   utility   status  is  claimed  by  Orissa  Power   Generation
Corporation Limited, a company incorporated under the Companies Act, 1956 (of India) and having its registered office at Alok Bharati Complex, 6th Floor, Saheed Nagar, Bhubaneswar, Orissa 751007 ("OPGC"). OPGC owns and operates a coal-fired thermal power plant consisting of 2x210 MW steam turbine generating units and associated interconnection facilities. This plant is located at Ib Valley, Banharpalli, District of Sambalpur, State of Orissa, India. The first unit of 210MWs was placed into commercial operation in December 1994. The second 210 MW unit went into commercial operation in June 1996.
         The Government of Orissa, a State Government in India, is the owner of 51% of the equity of OPGC. The AES Corporation, a Delaware corporation, through its subsidiaries, AES India LLC, a Delaware limited liability company, AES OPGC Holdings, a Mauritius limited liability company, and AES India (Private) Limited, an Indian company, is the owner of 49% of the equity of OPGC.
ITEM 2
         OPGC has no domestic associate public utility companies. Additionally, no state commission certification is required under Section 33(a)(2) of the Act in connection with this filing.
EXHIBIT A
         Not Applicable.
                                    Signature
         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.
                         By : __________________________
                                                William R. Luraschi
                                                General Counsel
                                                The AES Corporation
                                                1001 N. 19th Street
                                                Arlington, Virginia 22209
                                                (703) 522-1315
Dated:  December 2, 1998